UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Higher One Holdings, Inc.

(Name of Subject Company)

Winchester Acquisition Corp.

(Offeror)

(Names of Filing Persons)

Winchester Acquisition Holdings Corp.

(Parent of Offeror)

(Names of Filing Persons)

Blackboard Super Holdco, Inc.

(Other Person)

(Names of Filing Persons)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

42983D104

(CUSIP Number of Class of Securities)

Winchester Acquisition Corp.

c/o Blackboard Inc.

1111 19th Street NW

Washington, DC 20036

Attention: Stuart Kupinsky

Senior Vice President and General Counsel

202-463-4860

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Mark E. Thierfelder

Ian A. Hartman

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

212-698-3500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by Winchester Acquisition Corp., a Delaware corporation (“Purchaser”), that is a wholly-owned subsidiary of Winchester Acquisition Holdings Corp., a Delaware corporation (“Parent”), for all issued and outstanding shares of common stock, par value $0.001 per share, of Higher One Holdings, Inc., a Delaware corporation (“Higher One”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of June 29, 2016, by and among Purchaser, Parent and Higher One (the “Merger Agreement”). This Schedule TO is being filed by Purchaser, Parent and Blackboard Super Holdco, Inc. Each of Purchaser, Parent and Blackboard Inc. is owned by Blackboard Super Holdco, Inc. and is ultimately controlled by equity funds managed by Providence Managing Member L.L.C.

The tender offer described in this filing has not yet commenced. This filing is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. Purchaser intends to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Higher One intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Parent, Purchaser and Higher One intend to mail these documents without charge to Higher One stockholders. Investors and stockholders should read those filings carefully when they become available as they will contain important information about the tender offer. Those documents may be obtained without charge at the SEC’s website at www.sec.gov when they become available. The offer to purchase, solicitation/recommendation statement, and related materials when they become available may also be obtained without charge by contacting D.F. King & Co., Inc., the information agent for the tender offer, toll-free at (800) 884-5101 (banks and brokers call (212) 269-5550).

* * *

On June 30, 2016, Blackboard Inc. issued the following press release announcing the execution of the Merger Agreement.

* * *

News Release

CONTACT:

D’Anthony White, Blackboard Inc.

202.303.9314 or

danthony.white@blackboard.com

Blackboard Affiliate to Acquire Higher One

Acquisition will broaden company’s financial services offerings to institutions, students and parents

WASHINGTON, June 30, 2016 – Blackboard Inc., the world’s leading education technology company for teaching, learning and student engagement, today announced that an affiliate of the company has entered into a definitive agreement to purchase Higher One Holdings, Inc. (NYSE:ONE) (“Higher One”). The acquisition will allow for collaboration between CASHNet, the market software leader in secure online payment of tuition and fees, and the Blackboard Transact business line.

CASHNet provides software that simplifies and automates electronic payments across campus. It enables parents and students to electronically pay tuition and fees and establish customized tuition payment plans. In addition, the software enables the creation of online storefronts to support all facets of campus commerce. For almost 30 years, CASHNet has been a trusted and respected partner in the higher education community, serving over 700 campuses and millions of students nationwide.

“CASHNet is a natural complement to Blackboard’s broad portfolio of campus financial solutions,” said David Marr, Senior Vice President of Blackboard Transact. “As part of its mission, Blackboard is focused on supporting institutions in their efforts to enable fundamental access to education. Providing students and parents with a comprehensive set of tools that assist them in managing tuition payments is a critical piece of the access equation.”

Blackboard Transact is the leader in providing campus transaction, security and financial solutions through a fully integrated technology platform that creates a holistic experience for students to navigate and engage in life on and off campus. In collaboration with each other, Higher One and Blackboard will continue to create innovative solutions for institutions, students and parents.

Under the terms of the merger agreement, which has been unanimously approved by the boards of directors of Higher One and Winchester Acquisition Corp., a newly formed subsidiary of Blackboard Inc.’s parent company, Winchester Acquisition Corp. will commence a tender offer for all outstanding shares of common stock of Higher One at a price of $5.15 per share. The all-cash sale price represents an implied equity value of approximately $260 million based on the number of shares outstanding as of the close of business on June 29, 2016. Following the consummation of the tender offer, shares not tendered in the tender offer will be converted in a second step merger into the right to receive $5.15 per share concurrently with the closing of the tender offer. The closing of the tender offer and the second-step merger are subject to customary conditions, including the valid tender of a majority of outstanding shares of common stock of Higher One and receipt of antitrust clearance, and is expected to occur in the third quarter of 2016. There is no financing condition to the consummation of the tender offer or the second-step merger.

Additional Information

The tender offer described in this press release has not yet commenced. This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. Winchester Acquisition Corp. (“Purchaser”), a direct wholly-owned subsidiary of an entity (“Blackboard Acquisition”) that is wholly owned by the holding company that owns Blackboard Inc., intends to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Higher One Holdings, Inc. (“Higher One”) intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Blackboard Acquisition, Purchaser and Higher One intend to mail these documents without charge to Higher One stockholders. Investors and stockholders should read those filings carefully when they become available as they will contain important information about the tender offer. Those documents may be obtained without charge at the SEC’s website at www.sec.gov when they become available. The offer to purchase, solicitation/recommendation statement, and related materials when they become available may also be obtained without charge by contacting D.F. King & Co., Inc., the information agent for the tender offer, toll-free at (800) 884-5101 (banks and brokers call (212) 269-5550).

About Blackboard Inc.

Blackboard is the world’s leading education technology company. Blackboard challenges conventional thinking and advances new models of learning in order to reimagine education and make it more accessible, engaging and relevant to the modern-day learner and the institutions that serve them. In partnership with its customers and partners in higher education and K-12 as well as corporations and government agencies around the world, Blackboard’s mission is to help every learner achieve their full potential by inspiring a passion for lifelong learning. For more information about Blackboard, follow us on Twitter @Blackboard.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain forward-looking statements concerning Blackboard and its affiliates, Higher One and the proposed transaction, which describe or are based on current expectations. Actual results may differ materially from these expectations. Any statements that are not historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” “will,” and similar expressions) should also be considered to be forward-looking statements. Such forward-looking statements include the ability of Blackboard and Higher One to complete the transactions contemplated by the merger agreement, including the satisfaction of the conditions to the transaction set forth in the merger agreement. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; the possibility that various conditions to the consummation of the tender offer or the merger may not be satisfied or waived; the effects of disruption from the transactions on the respective businesses of Blackboard and Higher One and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, customers and other business partners; and other risks and uncertainties pertaining to the business of Higher One detailed in its filings with the SEC from time to time. Forward-looking statements in this document should be evaluated together with the many uncertainties that affect the respective businesses of Blackboard and Higher One, including, in the case of Higher One, those mentioned in the risk factors and other cautionary statements in Higher One’s Annual Report for fiscal year 2015 on Form 10-K, Quarterly Report for the quarter ended March 31, 2016 on Form 10-Q, and in other reports filed with the SEC. The reader is cautioned not to rely unduly on these forward-looking statements. Blackboard and its affiliates and Higher One expressly disclaim any intent or obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.